EXHIBIT 11

November 13, 2003

William J. Rieflin, Esq.

Tularik Inc.

1120 Veterans Blvd.

South San Francisco, CA 94010

Dear Bill:

Reference is hereby made to the Agreement Related to Stock Purchase dated November 10, 2003 (the “Agreement”) between Tularik Inc. (“Tularik”) and Amgen Inc. (“Amgen”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

This letter is to confirm the understanding of Tularik and Amgen that Amgen is permitted to acquire, and Tularik hereby consents to Amgen acquiring, 1,452,885 shares of common stock of Tularik in connection with the Offering, notwithstanding anything to the contrary in the Agreement and regardless of whether the Underwriters exercise any over-allotment option with respect to the Offering, and that all of such shares shall be “Purchased Shares” as defined in the Agreement.

Sincerely,

AMGEN INC.

By:	/s/ Thomas D. Zindrick

Name:	Thomas D. Zindrick
Its:	Vice President, Law and Associate General Counsel

Accepted and Agreed to

As of the date first above written:

TULARIK INC.

By:	/s/ William J. Rieflin

Name:	William J. Rieflin
Its:	Executive Vice President, Administration, General Counsel and Secretary